Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-154278

MACQUARIE EQUIPMENT LEASING FUND, LLC

SUPPLEMENT NO. 3

DATED JUNE 1, 2011

TO PROSPECTUS DATED

JUNE 19, 2010

We are providing you with this Supplement No. 3 dated June 1, 2011, to update the Prospectus dated June 19, 2010, as supplemented by Supplement No. 1 dated November 16, 2010 and Supplement No. 2 dated April 11, 2011. The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the Macquarie Equipment Leasing Fund, LLC (“the Fund”) Prospectus. This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the Prospectus.

The purpose of this Supplement No. 3 is to:

1.	extend the offering period of the Fund by nine months to March 19, 2012, and to reduce the operating period of the Fund by a corresponding nine month period;

2.	revises information in the Prospectus relating to the extension of the Fund’s offering period; and

3.	update certain financial information of the Fund’s manager, Macquarie Asset Management Inc. (“Manager”) to December 31, 2010; and

EXTENSION OF THE FUND’S OFFERING PERIOD AND REDUCTION OF OPERATING PERIOD

The rate at which investor capital has been contributed to the Fund has increased on a quarterly basis since July 1, 2010. In the three months to September 30, 2010, $4,527,570 of investor capital, net of offering costs, was contributed to the Fund; in the three months to December 31, 2010 and March 31, 2011, the amount of investor capital contributed to the Fund, net of offering costs, was $5,327,904 and $7,593,897 respectively.

The Manager believes the Fund and its members will benefit by an extension of the offering period. Such an extension should, in the Manager’s view, enable the Fund to take advantage of the increasing rate at which investor capital is currently being contributed to the Fund. With greater capital contributions, the Manager believes the Fund will be able to undertake more investments than would otherwise be the case, further diversifying the Fund’s investment portfolio.

The Fund’s offering period has been extended by nine months from June 19, 2011 to March 19, 2012, or until such earlier time as (a) the Fund’s maximum offering has been sold, or (b) the Manager otherwise terminates the Fund’s offering. This will result in a maximum total offering period for the Fund of two years and nine months. So as to maintain the same total anticipated Fund duration, the Fund’s operating period will be reduced by a corresponding nine month period, such that the operating period will end four years and three months after the end of the offering period, provided that the operating period may be extended at the discretion of the Manager by a further period not exceeding an additional twelve (12) months. The Fund may undertake investing activities during both the offering and operating periods.

So as to effect this extension of the Fund’s offering period, the following disclosures in the Prospectus dated June 19, 2010, as supplement, are hereby replaced as set forth below:

-

The disclosure in the fourth paragraph under the heading “Questions and Answers About this Offering—Q5. What happens after you invest and when can you expect to receive distributions” on page 6 of the Prospectus is hereby replaced in its entirety by the following:

We anticipate that our operations will continue for approximately eight years. Our operations are divided into three phases:

•	Our “offering period” is anticipated to last up to two years and nine months from the date of this prospectus. We will raise money from investors during the offering period. The more quickly we raise money, the greater the likelihood that we will raise the maximum amount in this offering and the greater the likelihood that the offering period will be shorter. After we have raised $2,500,000, which may include up to $500,000 of the investment which will be made by our manager or its affiliates, we will begin investing the offering proceeds into equipment, equipment leases and other equipment related transactions. Until offering proceeds are used for the acquisition or operation of our portfolio, the offering proceeds will be held in short-term, highly liquid investments which afford appropriate safety of principal.

•

Our “operating period” is anticipated to last four years and three months from the end of the offering period, but may last longer. During this period we will invest and re-invest in equipment, equipment leases and other equipment related transactions.

•

Our “liquidation period” is anticipated to last one year from the end of the operating period, but not more than 36 months from the end of the operating period. During this period we will dispose of the remainder of our portfolio and make final distributions to our investors.

-	The disclosure in the second paragraph under the heading “Prospectus Summary—Our Company” on page 9 of the Prospectus is hereby replaced in its entirety by the following:

Our operations will be divided into three separate phases:

•

Offering Period: We will raise money from investors during this period, which we expect to last for up to two years and nine months from the date of this prospectus. We expect to invest most of the net proceeds from this offering during this period.

•

Operating Period: We expect this period will last for four years and three months from the end of the offering period. During this period, we will continue to reinvest the cash generated from our initial investments to the extent that cash is not needed for distributions to our members or expenses and reserves.

•

Liquidation Period: This period is anticipated to last one year from the end of the operating period, but may last longer, as adverse market conditions for some kinds of equipment may exist and require a longer period to dispose of the equipment. The liquidation period can last no longer than 36 months from the end of the operating period. During this period we will dispose of the remainder of our portfolio.

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The disclosure in the fifth and sixth paragraphs under the heading “Income, Losses, Distributions and Distributions Policy” on page 72 of the Prospectus is hereby replaced in its entirety by the following:

Return of Unused Capital. We will return to you and our other investors, without interest, any of your net subscription funds that we do not commit to investment or that are not required as reserves within 33 months after the beginning of this offering. “Net subscription funds” means your original subscription amount minus the organization and offering expense allowance and dealer manager fees, selling commissions and due diligence expenses paid on the sale of your shares.

Subscription funds will be considered committed for investment, and need not be returned, to the extent we have written agreements in principle, commitment letters, letters of intent, option agreements or similar contracts for the use of your net subscription funds in our investments. However, we must complete our investments under those agreements within an additional period of 12 months or return the uninvested funds to you and our other investors.

-	The disclosure in the fifth paragraph under the heading “PLAN OF DISTRIBUTION—General” on page 105 of the Prospectus is hereby replaced in its entirety by the following:

The offering will terminate 12 months after the effective date of this prospectus. However, our manager may extend the offering for a further period of not more than an additional 21 months. Some states or jurisdictions may require renewal, requalification or other consents in order for us to continue this offering after the end of the first year. The offering may be terminated by the manager at any time.

-	The disclosure regarding the definition of “Operating Period” under the heading “Glossary” on page 116 of the Prospectus is hereby replaced in its entirety by the following:

“Operating Period” means the period beginning with the Initial Closing Date and ending 4 years and 3 months after the Final Closing Date; provided, however, that the Operating Period may be extended, by notice to the Members, at the discretion of the Manager for a further period of not more than an additional 12 months.

-	The disclosure regarding the definition of “Termination Date” under the heading “Glossary” on page 117 of the Prospectus is hereby replaced in its entirety by the following:

“Termination Date” means the earliest of (1) the date on which the Maximum Offering has been sold, (2) 12 months following the Effective Date, provided that such 12 month period may be extended at the discretion of the Manager for a further period of not more than an additional 21 months, and (3) the termination of the Offering by the Manager at any time.

AMENDMENT TO OPERATING AGREEMENT

Effective May 31, 2011, the members of the Fund approved Amendment No. 1 to the Fund’s Amended and Restated Operating Agreement in the form attached hereto as Exhibit A. The Amendment amends certain provisions of the Operating Agreement which relate specifically to the extension of the offering period to two years and nine months.

CONTINUATION IN OUR DISTRIBUTION REINVESTMENT PLAN

If you enrolled in our Distribution Reinvestment Plan, your distributions will continue to be reinvested in shares during the extended offering period. If you wish to cease your participation in the Distribution Reinvestment Plan, you may withdraw at any time by providing written notice to the Manager at Macquarie Asset Management, Inc., Investor Relations, 225 Franklin Street, 17th Floor, Suite 1700, Boston, MA 02110.

CURRENT STATUS OF THE OFFERING

The initial closing date for the Fund was March 5, 2010, the date on which the Fund raised at least $2,500,000 and reached the minimum offering amount. As of May 11, 2011, the Fund has received and accepted cumulative subscriptions for 3,512,890 shares from 993 members for $34,753,675 of capital contributions to the Fund, including the capital contributions from the Manager.

UPDATED INFORMATION REGARDING THE MANAGER AND ITS AFFILIATES

The following disclosures in the Prospectus dated June 19, 2010 are hereby replaced as set forth below, which have the effect of updating information regarding the Manager and its Affiliates:

•

The disclosure in the first and second paragraphs under the heading “Questions and Answers About this Offering—Q4. Who is our manager, Macquarie Asset Management Inc, and will our manager purchase shares in the offering?” on page 5 of the Prospectus is hereby replaced in its entirety by the following:

A. Our manager, Macquarie Asset Management Inc., is a member of the Macquarie Group Limited group of companies, which we refer to as the “Macquarie Group.” The Macquarie Group is a diversified international provider of banking, financial, leasing, advisory and investment services. As of March 31, 2011, the Macquarie Group operated in more than 70 offices in 28 countries and had approximately 15,600 employees, over 3,700 of whom were located across North and South America. As of March 31, 2011, the Macquarie Group had assets under management of approximately $321 billion. The Macquarie Group manages assets which provide valuable services in markets around the world.

Our manager is operated by the Macquarie Group’s equipment leasing and corporate lending group. As of March 31, 2011, the Macquarie Group’s equipment leasing and corporate lending group had approximately $17.9 billion of equipment leases and corporate loans under management for its own account with over 950 employees located in North America, Europe, Asia and Australia / New Zealand across nine different leasing and lending business lines. These employees variously specialize in all aspects of equipment leasing operations, from transaction origination to asset management and equipment remarketing. See “Management” and “Fiduciary Duties and Conflicts of Interest.”

•	The disclosure in the third and fourth paragraphs under the heading “Prospectus Summary—Our Manager” on page 10 of the Prospectus is hereby replaced in its entirety by the following:

Our manager is a member of the Macquarie Group. The Macquarie Group is a diversified international provider of banking, financial, leasing, advisory and investment services. The parent entity of the Macquarie Group, Macquarie Group Limited, is listed on the Australian Stock Exchange. As of March 31, 2011, the Macquarie Group operated in more than 70 offices in 28 countries and had approximately 15,500 employees, over 3,700 of whom were located across North and South America. As of March 31, 2011, the Macquarie Group had assets under management of approximately $321 billion.

Our manager is operated by the Macquarie Group’s equipment leasing and corporate lending group. It has operated leasing businesses since 1987, specializing in a range of equipment including ground transportation, aviation, technology, utility, mining and other equipment. As of March 31, 2011, the Macquarie Group’s equipment leasing and corporate lending group had approximately $17.9 billion of equipment leases and corporate loans under management for its own account with over 950 employees located in North America, Europe, Asia and Australia / New Zealand. These employees variously specialize in all aspects of equipment leasing operations, from transaction origination to asset management and equipment remarketing. The Macquarie Group’s equipment leasing division has not previously managed or operated a public equipment leasing program.

•

Group of Companies” and “The Macquarie Group—The Macquarie Group of Companies—The Macquarie Group’s Leasing Expertise” on pages 63 and 64 of the Prospectus is hereby replaced in its entirety by the following:

The Macquarie Group of Companies

Our manager is a member of the Macquarie Group. The Macquarie Group, whose predecessor, Hill Samuel Australia Limited, was founded as a subsidiary of the UK merchant bank, Hill Samuel & Co., in 1969, is a diversified international provider of banking, financial, leasing, advisory and investment services. Headquartered in Sydney, Australia, the parent entity of the Macquarie Group, Macquarie Group Limited, is listed on the Australian Stock Exchange. As of March 31, 2011, the Macquarie Group operated in more than 70 offices in 28 countries and had approximately 15,500 employees, over 3,700 of whom were located across North and South America. The Macquarie Group operates a diversified range of financial services activities. These activities include banking services, leasing services, retail and institutional funds management services, corporate advisory services, real estate services, securities research and brokerage services and treasury and commodity services.

As March 31, 2011, the Macquarie Group had assets under management of approximately $321 billion. These assets are either held by the Macquarie Group or by various listed and unlisted funds managed by the Macquarie Group.

Not all Macquarie Group offices undertake equipment leasing or asset management activities.

The Macquarie Group’s Leasing Expertise

Our manager forms part of the group responsible for the majority of the Macquarie Group’s equipment leasing activities. As of March 31, 2011, the Macquarie Group’s equipment leasing and corporate lending group had approximately $17.9 billion of equipment leases and corporate loans under management for its own account with over 950 employees located in North America, Europe, Asia and Australia/New Zealand. These employees variously specialize in:

•	lease origination across various equipment classes and industries;

•	residual value investment determination and management;

•	physical remarketing of equipment;

•	technical assessment of equipment;

•	client and asset management;

•	equipment leasing technology platforms; and

•	accounting, legal, tax and compliance services for equipment leases.

Examples of equipment currently or previously financed by the Macquarie Group under various lease structures include railcars, locomotives and trams, railway infrastructure, commercial jet aircraft engines, aircraft, semiconductor manufacturing equipment, maritime vessels, information technology equipment, utility equipment, telecommunications equipment, medical equipment, road transportation equipment, power stations, electricity grids, marshalling yards, handling equipment, environmental and energy equipment and construction equipment.

The group to which our manager belongs managed for its own account equipment leases for over 240,000 lessees as of March 31, 2011. Neither our manager nor any of its affiliates have previously managed an equipment leasing fund.

UPDATED INFORMATION REGARDING THE EQUIPMENT LEASING INDUSTRY

The disclosure under the heading “The Equipment Leasing Industry—Equipment Leasing Figures” on page 53 of the Prospectus dated June 19, 2010, is hereby replaced in its entirety by the following:

Equipment Leasing Figures

The following figures provide an overview of features of the equipment leasing industry:

•	Annual world leasing volume is in excess of $557 billion.(1)

•	North America comprises approximately 34.2% of annual world leasing volume, Europe 37.9% and Asia 20.2%.(1)

•

The top 15 countries, measured by way of annual leasing volume (in parentheses), are as follows: U.S. ($174 billion), Germany ($55 billion), Japan ($53 billion), China ($41 billion), France ($32 billion), Italy ($27 billion), Brazil ($23 billion), United Kingdom ($15 billion), Canada ($13 billion), Russia ($9 billion), Sweden ($8 billion), Spain ($8 billion), the Netherlands ($8 billion), Poland ($7 billion) and South Korea ($6 billion).(1)

•	Since 1988, the global aggregate annual leasing volume has grown from $194 billion to over $557 billion.(1)

Recent trends in the domestic and global equipment leasing industry indicate that leasing volume is impacted by general economic conditions. In 2007, global aggregate annual leasing volume was more than $780 billion. In December 2007, the U.S. economy entered into a recession caused in part by a deterioration of the U.S. and global credit markets. The recession was compounded when the general unavailability of credit began to be reflected in a decrease in the global aggregate leasing volume during this period. As businesses began to react to the slowing economy, investments in new equipment also decreased. Global annual leasing volume decreased from $780 billion in 2007 to $557 billion in 2009.

The global economy began to slowly improve during 2010 and the first half of 2011, and most economists are forecasting continued growth through the remainder of 2011 and 2012. We believe that the global equipment leasing industry will also improve as the global economy improves. Despite the improving global economy, the credit market continues to be unfavorable with many financial institutions either ceasing or significantly reducing their financing operations. We believe that the improving economy and continued difficult global credit markets provides us an opportunity to make favorable investments in equipment transactions which will allow us to provide attractive returns to our investors.

(1)	Source: World Leasing Yearbook 2011, Euromoney Yearbooks, as of 2009.

UPDATED FINANCIAL INFORMATION OF THE MANAGER

Macquarie Asset Management Inc.

Unaudited Balance Sheet

December 31, 2010
ASSETS
Current Assets
Due from affiliates	$2,630,373
Deferred offering costs	357,615
Taxes receivable—related party	390,681
Other assets—related party	869,611

Total Current Assets	4,248,280
Non-Current Assets
Investment in Macquarie Equipment Leasing Fund, LLC	1,331,918
Other assets	4,868

Total Non-Current Assets	1,336,786

Total Assets	$5,585,066

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accrued expenses	$214,849

Total Current Liabilities	214,849

Non-current Liabilities
Due to affiliates-loan	1,084,585
Due to affiliates-other	2,376,772

Total Non-Current Liabilities	3,461,357
Total Liabilities	3,676,206
Commitments and Contingencies	—
Shareholder’s Equity
Shareholder’s equity ($0.01 par value; 10,000 shares authorized; 10,000 shares issued)	100
Paid in capital	2,449,900
Accumulated deficit	(541,140)

Total Shareholder’s Equity	1,908,860

Total Liabilities and Shareholder’s Equity	$5,585,066

See accompanying notes to unaudited Balance Sheet

MACQUARIE ASSET MANAGEMENT INC.

NOTES TO UNAUDITED BALANCE SHEET

1.	ORGANIZATION AND BUSINESS OPERATIONS

Macquarie Asset Management Inc. (the “Manager”) was incorporated in Delaware on August 21, 2008. The Manager’s fiscal year ends on March 31. As of March 31, 2009, Macquarie Asset Management Inc. was a wholly owned subsidiary of Macquarie Holdings (U.S.A.) Inc. (“MHUSA”). Subsequently on April 1, 2009, ownership of the Manager was transferred from MHUSA to Macquarie NB Holdings Inc. (“MNBH”), an affiliate. Both MHUSA and MNBH are members of the Macquarie Group of companies which is comprised of Macquarie Group Limited and its subsidiaries and affiliates worldwide (the “Macquarie Group”). Macquarie Group Limited is headquartered in Australia and is listed on the Australian Stock Exchange.

The Manager made an initial contribution of $5,000 to Macquarie Equipment Leasing Fund, LLC (“Fund One”), a Delaware limited liability company. As of March 5, 2010, Fund One reached its minimum offering amount and accepted capital contributions of over $2,500,000 from external shareholders. The Manager made additional capital contributions on March 31, 2010 and June 22, 2010 for $500,000 and $1,000,000, respectively, in Fund One.

Fund One was formed for the purpose of being an equipment leasing program to acquire a diversified portfolio of equipment, equipment leases and other equipment-related investments. The majority of the equipment is leased to corporate clients. Fund One generates income through the collection of lease rentals and other revenues and is expected to generate income through the sale of leased equipment and other portfolio investments.

Macquarie Asset Management Inc. has been appointed the manager of Fund One and earns fees by providing or arranging all services necessary for the operations of Fund One, including those relating to equipment acquisitions and disposals, asset management and administrative, reporting and regulatory services. Further, Fund One may be required to reimburse the Manager for costs incurred by them in managing Fund One and its portfolio of equipment, equipment lease and other equipment-related investments.

The Manager was considered to be a development stage enterprise until March 2010, as defined by Accounting Standards Codification (“ASC”) 915, Development Stage Entities.

Fund One is currently in its offering period, which commenced on June 19, 2009 and is anticipated to end on June 19, 2011. It is currently in the process of raising capital. As of December 31, 2010, Fund One has received and accepted cumulative subscriptions for 2,113,196 shares (including the Distribution Reinvestment Plan, or “DRP”, shares and net of repurchase of shares) of limited liability company interest (“Shares”) for $18,508,589, net of offering costs, including the capital contributions from the Manager.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The Balance Sheets have been prepared in conformity with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment in Macquarie Equipment Leasing Fund

Generally, a variable interest entity, or VIE, is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group the holders of the equity investment at risk lack (i) the ability to make decisions about an entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. The primary beneficiary of a VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Manager performed a qualitative and quantitative assessment as to the whether Fund One is considered to be a VIE, and whether or not the Manager is considered to be the Primary Beneficiary. In applying these assessments, the Manager identified Fund One to be a VIE and concluded that the Manager was not considered the Primary Beneficiary as the Manager’s contractual arrangements with Fund One are fiduciary in nature and do not constitute a variable interest.

The Manager currently accounts for its interest in Fund One under the equity method as it is able to exercise significant influence but not control the operations of Fund One.

Income Taxes

Macquarie Corporate and Asset Finance Holdings Inc. (“MCAF”) files consolidated federal and state income tax returns, including the results of all the entities within its consolidated tax group. These income tax returns will include the operations of the Manager. Pursuant to an informal tax sharing agreement that MCAF and the Manager entered into, MCAF or other members of the consolidated tax group will reimburse the Manager for tax benefits used by the consolidated tax group.

The Manager uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting basis and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation reserves are established when it is determined that it is more than likely than not that the deferred income tax asset will not be realized.

The Manager records its benefit for income taxes as amounts due based upon the estimated taxes that would be due if the Manager had filed its income tax returns on a separate entity basis. The Manager’s share of current and deferred federal and state tax benefits or obligations are recorded as taxes receivable (related party) in the balance sheet.

Deferred Offering Costs

The Manager complies with the requirements of the ASC 340-10, Other Assets and Deferred Costs—Expenses incurred before the effective date of an offering of equity securities. Deferred offering costs consists of legal fees and other direct costs incurred that are directly related to the proposed offering of membership interests in Fund One (the “Proposed Offering”), and that may be recovered from Fund One upon the completion of the Proposed Offering. The Proposed Offering contemplates Fund One offering membership interests on with the intention of raising up to $157,200,000 of equity. Fund One has paid or accrued $510,536 in organization and offering expense as of December 31, 2010. The Manager has recorded this as reimbursement of deferred offering costs.

New Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20 Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, an amended guidance for disclosures about the credit quality of financing receivables and the allowance for credit losses. This update amends existing guidance by requiring more robust and disaggregated disclosures by an entity about the credit quality of its financing receivables and its allowance for credit losses. These disclosures will provide financial statement users with additional information about the nature of credit risks inherent in a company’s financing receivables, how a company analyzes and assesses credit risk in determining its allowance for credit losses, and the reasons for any changes a company may make in its allowance for credit losses. This update is generally effective for interim and annual reporting periods ending on or after December 15, 2010; however, certain aspects of the update pertaining to activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of the new guidance had no significant effect on the Manager’s overall financial statements.

3.	TRANSACTIONS WITH AFFILIATES

The Manager has entered into services agreements with MHUSA and Macquarie Financial Holdings Limited (“MFHL”), a member of the Macquarie Group, to receive corporate administrative services for the Manager, including but not limited to, support services like accounting, human resources, risk management and information technology services. The service fee will equal the base cost of performing or providing those services plus a 10% mark-up where applicable. The Manager recorded charges related for such services in Due to affiliates—other in the Balance Sheet.

The Manager has also entered into an Accession Agreement with Macquarie Bank Limited (“MBL”), a member of the Macquarie Group, to become a party to the Omnibus Loan and Deposits Agreement, which allows MBL, or one of its specified affiliates within the Macquarie Group, to provide the Manager with cash management services. At December 31, 2010, included in Due from affiliates is $2,559,803, including accrued interest, from MBL and at March 31, 2010, included in Due from affiliates is $2,791,792 including accrued interest, from MFHL, related to the aforementioned agreement.

In December 2009, the Manager received a $1,050,000, interest bearing intercompany loan from its parent, which is included in Due to affiliates—loan. The loan is renewable every six months and will be used to provide additional contributions to the Fund, if the Fund raises over $7,500,000 in its offering.

As discussed in Note 1, the Manager will earn fees from providing or arranging all services necessary for the operations of Fund One, including those relating to equipment acquisitions and disposals, asset management and administrative, reporting and regulatory services.

Macquarie Capital (USA) Inc. (the “Dealer Manager”) will act as dealer manager for Fund One and will manage a group of selling dealers, including other unaffiliated broker dealers.

The Manager and the Dealer Manager will receive fees from Fund One for offering services during the offering period including:

•	Selling commission of up to 7% of the offering proceeds from each share sold by the Dealer Manager or selling dealers, payable to the Dealer Manager (and re-allowed to unaffiliated selling dealers);

•	Due diligence expense reimbursement for detailed and itemized bona fide accountable due diligence expenses, payable to the Dealer Manager (and re-allowed to unaffiliated selling dealers);

•	Dealer manager fees of 3% of the offering proceeds from each share sold, payable to the Dealer Manager; and

•

Organization and offering expense allowance, which varies based upon the actual organization and offering expenses incurred by the Manager and its affiliates and the number of shares sold, payable to the Manager.

The Manager and its affiliates will receive fees from Fund One for operating services during the offering period and on an on-going basis once Fund One’s operations have commenced, including acquisition fees, asset management fees, re-leasing fees, remarketing fees, outperformance fees and a reimbursement of operating expenses depending upon the scope of services the Manager provides to Fund One. As of December 31, 2010 the Manager has recorded a receivable from Fund One of $850,130 related to operating expenses.

4.	SUBSEQUENT EVENTS

The Manager has evaluated subsequent events through March 15, 2011, which is the date the financial statements were issued.

Investments in Macquarie Equipment Leasing Fund, LLC are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542, or of any entity in the Macquarie Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees any particular rate of return or the performance of the Macquarie Equipment Leasing Fund, LLC nor do they guarantee the repayment of capital from Macquarie Equipment Leasing Fund, LLC.

EXHIBIT A

AMENDMENT NO. 1 TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”) to the Amended and Restated Limited Liability Company Operating Agreement of Macquarie Equipment Leasing Fund, LLC, dated as of June 19, 2009 (the “Operating Agreement”), is effective as of June 1, 2011. All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Operating Agreement as amended hereby.

RECITALS

WHEREAS, a Majority of the Members of Macquarie Equipment Leasing Fund, LLC, a Delaware limited liability company (the “Company”), desire to amend the Operating Agreement so as to extend the Company’s offering period to two years and nine months.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agree as follows.

1.	Amendment of Article 1. In Article 1 of the Operating Agreement:

a.	the definition of “Operating Period” shall be deleted in its entirety and replaced with the following new definition:

“Operating Period” shall mean the period commencing with the Initial Closing Date and ending four (4) years and three (3) months after the Final Closing Date; provided, however, that such period may be extended, by Notice to the Members, at the discretion of the Manager for a further period of not more than an additional twelve (12) months.

b.	the definition of “Termination Date” shall be deleted in its entirety and replaced with the following new definition:

“Termination Date” shall mean the earliest of (a) the date on which the Maximum Offering has been sold, (b) twelve (12) months following the Effective Date provided that such twelve-month period may be extended at the discretion of the Manager for a further period of not more than an additional twenty one (21) months and (c) the termination of the Offering by the Manager at any time.

2.	Amendment of Article 6.6. Article 6.6 of the Operating Agreement shall be deleted in its entirety and replaced with the following new Article 6.6”

“6.6 Return of Uninvested Capital Contribution.

If any amount of the Net Offering Proceeds has not been committed to Investments or committed to Reserves by thirty-three (33) months after the Effective Date of the Offering, the amount of such uninvested Net Offering Proceeds shall be promptly distributed by the Fund to the Members, pro rata based upon their respective number of Shares, as a return of capital, without interest and without reduction for Front-End Fees in respect of such uninvested Capital Contributions (which distributions shall not in any event exceed the related Capital Contribution of any Member). Funds shall be deemed to have been committed to Investments and need not be returned to a Member to the extent written agreements in principle, commitment letters, letters of intent or understanding, option agreements or any similar contracts or understandings are executed and not terminated during the applicable periods described above, and if such Investments are ultimately consummated within a further period of twelve (12) months. Funds deemed committed which are not actually so invested within such twelve (12) month period will be promptly distributed, without interest and without reduction for Front-End Fees in respect of such uninvested Net Offering Proceeds, to the Members on a pro rata basis, as a return of capital.”

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3.	Effect on Operating Agreement. Except as specifically amended by this Amendment, the Operating Agreement shall remain in full force and effect and is hereby ratified and confirmed.

4.	Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

5.	Counterparts; Facsimile Signature. This Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which shall constitute one and the same instrument, and shall become effective as of the date written above.

6.	Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to its conflicts of law rules.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MACQUARIE ASSET MANAGEMENT INC.

MANAGER:	By:	/s/ David Fahy
David Fahy, President

INITIAL MEMBER:	By:	/s/ David Fahy
David Fahy, President

FUND:	By:	/s/ David Fahy
David Fahy, President

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